Viva Equity Fund (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Viva Equity Fund
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
Viva Equity Fund (BOA Main)		46,430.20
Viva Equity Fund (Escrow)		1,000.02
Total Bank Accounts	$	**47,430.22**
Total Current Assets	$	**47,430.22**
TOTAL ASSETS	$	**47,430.22**
LIABILITIES		
Liabilities		
Current Liabilities		
Credit Cards		
Viva Equity Fund CC		-2,587.58
Total Credit Cards	-$	**2,587.58**
Total Current Liabilities	-$	**2,587.58**
Total Liabilities	-$	**2,587.58**
TOTAL LIABILITIES AND ASSETS	$	**44,842.64**

Monday, Feb 12, 2024 08:44:27 AM GMT-8 - Accrual Basis

Viva Equity Fund
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Viva Equity Fund (BOA Main)	27,239.91
Viva Equity Fund (Escrow)	6,350.00
Total Bank Accounts	**$ 33,589.91**
Total Current Assets	**$ 33,589.91**
TOTAL ASSETS	**$ 33,589.91**
LIABILITIES	
Liabilities	
Current Liabilities	
Credit Cards	
Viva Equity Fund CC	-2,034.32
Total Credit Cards	**-$ 2,034.32**
Total Current Liabilities	**-$ 2,034.32**
Total Liabilities	**-$ 2,034.32**
TOTAL LIABILITIES AND ASSETS	**$ 31,555.59**

Monday, Feb 12, 2024 08:49:57 AM GMT-8 - Accrual Basis

Viva Equity Fund
Profit and Loss
January - December 2021

		Total
Income		
Sales		91,783.00
Escrow Contributions		160.00
Total Income	$	**91,943.00**
Gross Profit	$	**91,943.00**
Expenses		
Advertising & Marketing		3,606.06
Bank Charges & Fees		126.00
Car & Truck		100.00
Contractors		14,565.00
Deposit Return		1,000.00
Insurance		6,771.76
Interest Paid		69.42
Job Supplies		174.01
Legal & Professional Services		11,435.51
Maintenance		6,224.06
Office Supplies & Software		4,015.97
Payroll		
Payroll Wages		2,440.00
Total Payroll	$	**2,440.00**
Reimbursable Expenses		2,169.57
Rent & Lease		32,349.00
Taxes & Licenses		15,294.45
Travel		778.01
Uncategorized Expense		80.00
Utilities		3,313.98
Total Expenses	$	**104,512.80**
Net Operating Income	-$	**12,569.80**
Other Income		
Interest Income		0.02
Total Other Income	$	**0.02**
Net Other Income	$	**0.02**
Net Income	-$	**12,569.78**

Viva Equity Fund
Profit and Loss
January - December 2022

		Total
Income		
Sales		82,062.00
Escrow Contributions		6,350.00
Total Income	$	**88,412.00**
Cost of Goods Sold		
Insurance		5,876.46
Total Cost of Goods Sold	$	**5,876.46**
Gross Profit	$	**82,535.54**
Expenses		
Bank Charges & Fees		36.00
Charity Donations		310.89
Contractors		72,975.87
Development Software		45,039.50
Dues & Subscriptions		4,625.39
Interest Paid		866.48
Internet		509.14
Legal & Professional Services		12,363.90
Meals & Entertainment		231.21
Office Supplies & Software		4,199.44
Payroll		
Payroll Fees		1,386.83
Payroll Taxes		29,480.47
Payroll Wages		114,111.69
Total Payroll	$	**144,978.99**
Postage & Shipping		14.94
Reimbursable Expenses		8,297.77
Software Applications		2,526.98
Travel		520.00
Airfare		3,467.41
Car Rental		1,784.86
Gas		34.40
Lodging		3,071.68
Total Travel	$	**8,878.35**
Utilities		873.03
Total Expenses	$	**306,727.88**
Net Operating Income	-$	**224,192.34**
Other Income		
Credit Card rewards		939.25
Interest Earned		0.06
Interest Income		0.30
Total Other Income	$	**939.61**
Net Other Income	$	**939.61**
Net Income	-$	**223,252.73**

Monday, Feb 12, 2024 08:37:22 AM GMT-8 - Accrual Basis

Viva Equity Fund
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-12,569.78
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Viva Equity Fund CC		-2,587.58
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	2,587.58
Net cash provided by operating activities	-$	15,157.36
Net cash increase for period	-$	15,157.36
Cash at beginning of period		60,000.00
Cash at end of period	$	44,842.64

Wednesday, Jan 24, 2024 08:42:47 PM GMT-8

Viva Equity Fund
Statement of Cash Flows
January - December 2022

	Total	
OPERATING ACTIVITIES		
Net Income		-223,252.73
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Viva Equity Fund CC		-2,034.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	2,034.32
Net cash provided by operating activities	-$	225,287.05
Net cash increase for period	-$	225,287.05
Cash at beginning of period		256,842.64
Cash at end of period	$	31,555.59

Wednesday, Jan 24, 2024 09:11:57 PM GMT-8

Viva Equity Fund
Statement of Changes in Equity

Particulars	2022	2021
Common Stock, Opening Balance	$0	$0
Preferred Stock, Opening Balance	$0	$0
Additional Paid-In Capital, Opening Balance	$0	$0
Retained Earnings, Opening Balance	($12,570)	$0
Net Loss	($223,253)	($12,570)
Retained Earnings, Ending Balance	($235,823)	($12,570)
Total Equity	**$31,556**	**$44,843**

Viva Equity Fund
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Viva Equity Fund (the "Company") is a corporation organized in January 29, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.